October 5, 2007
VIA EDGAR
Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Advantage Bancorp
Clarksville, Tennessee
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-144454
Dear Mr. Friar:
      On behalf of First Advantage Bancorp (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on September 25, 2007.
      The Amended Registration Statement is being filed in response to the staff’s oral comment to revise the federal income tax opinion (Exhibit 8.1).
      Furthermore, in response to the staff’s oral comment to include in the prospectus a “Recent Developments” section containing summary capsule financial information as of and period ended September 30, 2007, if available, please be advised that the Company has informed us that such information is currently unavailable.

Mr. William Friar
U.S. Securities and Exchange Commission
October 5, 2007

      If you have any questions concerning this submission, please contact the undersigned at (202) 362-0840. Thank you for your assistance.
Very truly yours,
MULDOON MURPHY & AGUGGIA LLP
/s/ Victor L. Cangelosi
Victor L. Cangelosi
Enclosures

cc:	David Lyon, U.S. Securities and Exchange Commission
Earl O. Bradley, III, Chief Executive Officer
John T. Halliburton, President
Patrick C. Greenwell, Chief Financial Officer
James R. Pack, Treasurer
Douglas Keller, BKD LLP
Benjamin Howard, BKD LLP
Harold Hanley, KBW
Charles Sloane, KBW
Douglas Reidel, KBW
James Crotty, KBW
James Stewart, Esq., Malizia Spidi & Fisch
Gary R. Bronstein, Esq.
Eric S. Kracov, Esq.
Stephen F. Donahoe, Esq.
Suzanne Walker, Esq.